Contact

www.linkedin.com/in/arupb
(LinkedIn)

Top Skills

Startups
Product Management
Project Management

Languages

Hindi

Arup Bhattacharya

CTO & Co-Founder, GryphonConnect. Technology Leader
(Consumer and Enterprise Product Development: Software |
Firmware | Hardware | Chip Validation| ML/AI | Network security |
Wireless | Semiconductor | Mobile UX/UI)
San Diego, California, United States

Summary

Engineering executive with business acumen delivered the most
known consumer products like iPod, MiFi, and Gryphon Mesh
Router.

Specialties:
Product development,
Offshore software development, Team Building, Leadership, and
Motivation,
Product Quality
Strategic Planning,
Customer Engagement,
24X 7 Operations,
Project and Product Management /Planning,
Process Improvement,
Driving Software Subscription Revenue

Experience

Gryphon Online Safety, Inc.
CTO and Co-Founder
January 2016 - Present (8 years 2 months)
Greater San Diego Area

Created Gryphon Mesh WiFi Router software with advanced parental controls,
network security, and management capabilities, including OpenWRT-based
Firmware, cloud, and mobile apps to develop end-to-end solutions for secure
home networks.
• Built the software team ground up in the most cost-optimized way.
• Worked with Taiwanese ODM to build the hardware.
• Successfully launched the Kickstarter campaign in 2017.
• Today, it protects over 60,000 home networks with four generations of mesh
Wi-Fi routers.

• Drove Subscription revenue

• Developed business strategy and product roadmap.

• Designed UX/UI

• Led the building of the container software (LXC) for licensing to the network service providers.

• Awarded multiple (10) patents.

• Helped in fundraising, marketing strategy, Kickstarter, and Indiegogo campaign.

Novatel Wireless
Senior Director- Software, MiFi and M2M/IoT
December 2010 - August 2015 (4 years 9 months)

Leading a high performance global software organization to develop 2G/3G/ LTE data products such as Mobile Hotspot (MiFi), and M2M/ IoT platform for Telematics and Fixed Telemetry solution. Responsible for team building, cost optimization, development and quality for all software and firmware. Delivered numbers of complex products for Verizon, AT&T, Sprint and other MVNOs.
• Built offshore software development team to optimizing the cost close to one-third and improving the performance by 24/7 software development.
• Established software development process and best practices across the development sites.
• Deployed automated build-release process and remote test environment to improve quality and efficiency while reducing the cost of development.
• Responsible for product roadmap, software strategy and architecture, resource planning, budgeting, and decision on capital expenditure.
• Effort and cost estimation, business impact analysis and prioritizing long-term projects.
• Negotiation and collaboration with chip/software vendors, marketing, hardware, production, RMA and system test.
• Architected and productized multiple MiFi devices and cost-effective M2M solution that incorporates MiFi technology with M2M application including Fixed Telemetry, Fleet Management, Asset Tracking, and Connected Cars.

NVIDIA
Senior Director – Mobile Software / Site Leader
January 2007 - July 2009 (2 years 7 months)

Serve in software engineering executive capacity. Coordinated and managed software design and development for ARM-11 (MP core) based mobile application processor(TEGRA). Held accountable for spearheading the pre-silicon emulation, stand alone driver module development, and driving silicon bring-up effort in collaboration with architecture, hardware, and QA teams.

• Released WinCE BSP (OS and drivers) to first customer within two weeks of chip arrival as part of achieving 90% test coverage before chip tape-out and uncovering 98% of critical hardware issues during bring-up.
• Orchestrated high-level software architecture while stabilizing boot and OS update design by steering hardware independent device driver, and middleware integration for Windows mobile and Linux platforms.
• Reduced overall down-time by aggressively propelling efforts for automated build and test systems, including establishing development, QA, and release processes.
• Drove platform requirements for Windows Mobile7 by serving as technical liaison for Mobile team.
• Expedited problem resolution of TEGRA software as the technical interface lead for Microsoft's TAM and development team

PortalPlayer, Inc.
6 years 2 months

VP Engineering
November 2005 - January 2007 (1 year 3 months)

Assigned to lead high-caliber technical team to define and develop Vista Sideshow based "Preface" platform. Oversaw complete solution to display gadgets and other system information on a laptop secondary display when main computer is powered off.

• Enabled successful launch of "Preface" product along with Vista as a result of harmonizing the architecture design and product development while collaborating with the Microsoft sideshow team.
• Streamlined engagements and interactions with PC manufacturers such as Asus, Acer, HP, and Dell by personally recruiting high-performing customer engineering team located in Taiwan.

VP/ Director Firmware Engineering
December 2000 - November 2005 (5 years)

Rapidly promoted to high-visibility, executive-level role. Personally tasked with software engineering accountability for semiconductor products. Led and synchronized embedded OS, device drivers, and middleware development for portable media player.

• Played a key role in supplying the dual ARM7 based application processor and firmware for the first 6-generations of Apple iPOD by leading all software engineering events.
• Positioned product to earn 90% of company revenue by delivering the most power efficient firmware solution for six generations of Apple iPOD, including classic, mini, and nano versions.
• Improved system power up to 80% in each generation of silicon by spearheading the pre-silicon emulation effort achieving maximum coverage for hardware modules.

American Megatrends Inc.
Sr. Principal Software Engineer
October 1987 - December 2000 (13 years 3 months)

Joined organization in a consulting role and progressed to full-time Senior Principal Engineer. Charted with leading software efforts for AMI Notebook PC BIOS with a special emphasis on advanced power management and hibernation.

• Spurred $5M+ in annual sales revenue as a result of leading BIOS development for multiple generations of NEC VERSA laptop.
• Achieved delivery of the best power-aware mobile BIOS in the industry while serving as architect, designer, and lead developer of AMI BIOS Advanced Power Management (APM) and hibernation technology.

ISRO Satellite Centre
Sr. Space Scientist
1984 - 1987 (3 years)
Bangalore, India

Designed and developed the hardware and firmware for Indian Remote Sensing (IRS) and Rohini (SROSS) series satellite telemetry system.

Education

UC San Diego
Executive Education, Executive Perspective for Scientists & Engineers (EPSE) · (2011 - 2012)

Indian Institute of Technology, Kharagpur
M.Tech, Control and Automation · (1982 - 1984)

IIEST, Shibpur

B.E., Electronics and Communications Engineering · (1978 - 1982)